Exhibit 17.1

James Lasry

24C Prince Edwards Road

Gibraltar

Letter of Resignation

Date: October 16, 2024

Secretary

Board of Directors

Blue Chip Capital Group, Inc.

Effective today, I hereby submit my resignation as a member of the Board of Directors of Blue Chip Capital Group, Inc. (“Company”). I do not have sufficient business time to devote to the Company’s affairs as a Board Member.

Please know that my resignation is not as a result of any disagreement between myself and the Company on any matter relating to the Company’s operations, policies or practices.

Best regards and

Yours faithfully,

/s/: James Lasry
James Lasry